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                            UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549




 Notification of late filing of Annual Report pursuant to section 13 or 15 (d) of
                 the Securities Exchange Act of 1934
             for the fiscal year ended December 31, 2000

                    Commission File number 0-7107
                    Southern Scottish Inns, Inc.

                       A Louisiana Corporation
                         IRS No.  72-0711739
                        1726 Montreal Circle
                        Tucker, Georgia 30084
                           (770) 938-5966




The Registrant, Southern Scottish Inns, Inc. and it's subsidiaries on a consolidated basis, hereby notify the United States Securities and Exchange Commission that it is unable to file the required Form 10-K when first due without unreasonable effort or expense.